Exhibit (p)

CODE OF ETHICS

WILLIAM BLAIR FUNDS

WILLIAM BLAIR INVESTMENT MANAGEMENT, LLC

The objective of William Blair Investment Management, LLC (“William Blair”) as the investment adviser to clients, including the William Blair Funds, and as a sub-adviser to other registered investment companies (together with the William Blair Funds, individually, a “Fund” and collectively, the “Funds”), is to provide the highest level of professional conduct and service to these clients and Funds. One of the most important requirements that William Blair’s goal of professional service imposes is that all transactions for the Funds and other clients of William Blair have priority over the personal transactions of those individuals involved with the Funds and their operations and with other clients of William Blair.

William Blair recognizes that, as a fiduciary to its clients, it owes a duty to all of its clients to avoid conflicts of interest and to act solely in the best interests of its clients. Accordingly, each partner (or other person occupying a similar status or performing similar functions) and employee1 of William Blair, and any other person who provides investment advice on behalf of William Blair and is subject to William Blair’s supervision and control (each, a “supervised person”),2 is required to comply with all applicable federal securities laws.

Consequently, it is imperative that any information that any person obtains regarding the Funds’ and other clients’ investment plans be held in strictest confidence, and never be used to the advantage of anyone but the Funds and the other clients, respectively. This obligation to avoid personal advantage from such information extends to all of the Funds’ officers and trustees, as well as to all of William Blair’s partners and employees. In carrying out their obligation to monitor the Funds’ pursuit of their respective investment objectives, the Funds’ respective trustees may, on occasion, acquire “inside” information regarding the Funds’ portfolio transactions. Any such knowledge would impose upon the Funds’ trustees the obligation to avoid personal use of such information.

This Code of Ethics is applicable to William Blair Funds and to William Blair with regard to its activities for all of its investment management clients, including the Funds. This Code of Ethics is also applicable to persons associated with William Blair & Company, L.L.C.3 who meet the definition of “Access Person” below. William Blair will identify each supervised person and Access Person (defined below) and provide each with a copy of this Code of Ethics and any amendments thereto. Each supervised person and Access Person will provide a written acknowledgement of their receipt and review of the Code of Ethics and their obligations thereunder, and any amendments thereto, to William Blair’s Chief Compliance Officer (the

1 For purposes of this Code of Ethics, ‘employee’ also shall mean any employee of an affiliate of William Blair who, in connection with his or her regular duties, performs functions for William Blair.

2 Temporary workers, consultants, and independent contractors whose tenure with William Blair is expected to exceed 90 days also are considered ‘supervised persons’, unless granted an exception by William Blair’s CCO.

3 References to William Blair & Company, L.L.C. in this Code of Ethics are limited to William Blair & Company, L.L.C.’s status as principal underwriter for the William Blair Funds.

“CCO”). Each supervised person and Access Person will promptly report any known or suspected violations of the Code of Ethics to the CCO.

1.	Definitions.

a.	The “President” is the Principal Executive Officer of the William Blair Funds.

b.	An “Access Person” means:

i.	Each partner of William Blair who, in connection with his or her regular duties, performs functions for William Blair (or other person occupying a similar status or performing similar functions);

ii.

Any supervised person of William Blair who (i) has access to nonpublic information regarding any client’s purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any Fund, or (ii) is involved in securities recommendations to clients or who has access to nonpublic recommendations;[4]

iii.	An officer or trustee of the William Blair Funds who is an “interested person” of the William Blair Funds as defined in Section 2(a)(19) of the Investment Company Act of 1940;

iv.

A partner, an officer (or other person occupying a similar status or performing similar functions), or employee of the William Blair Funds or William Blair (including William Blair & Company, L.L.C.), or of any company in a control relationship to the William Blair Funds or William Blair (including William Blair & Company, L.L.C.), but excluding Independent Trustees, who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of Covered Securities by a Fund, or whose functions relate to the making of any recommendations with respect to such purchases or sales; and

v.

A natural person in a control relationship to the William Blair Funds, William Blair, or William Blair & Company, L.L.C. (other than an Independent Trustee) who obtains information concerning recommendations made to a Fund with regard to the purchase or sale of Covered Securities (defined below) by a Fund.

For purposes of this Code of Ethics, an account which is managed by William Blair or any of its affiliates, which is not a registered investment company and in which Access Persons or

4 Any temporary worker, consultant, or independent contractor who has access to nonpublic information regarding any clients’ purchase or sale of securities, nonpublic information regarding the portfolio holdings of any Fund, or nonpublic securities recommendations for clients is deemed an Access Person, regardless of his or her expected tenure, and is subject to disclosure and reporting requirements under the Code of Ethics, unless otherwise granted an exception by the CCO.

other partners of William Blair hold interests (“Private Fund Account”) will not be deemed an Access Person hereunder if the aggregate beneficial ownership of all Access Persons and partners of William Blair in such Private Fund Account represents less than 10% of the total interests in the Private Fund Account.

c.      “Automatic Investment Plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An Automatic Investment Plan includes a dividend reinvestment plan.

d.        An “Independent Trustee” is any trustee of William Blair Funds who is not an “interested person” of the Fund as defined in Section 2(a) (19) of the Investment Company Act of 1940.

e.        A person does not become an Access Person simply by virtue of the following:

i.

assisting in the preparation of public reports, or receiving public reports in the normal course of his or her duties (this exception does not include receiving information about nonpublic recommendations or trading); or

ii.	a single instance of obtaining knowledge of nonpublic recommendations or trading activity, or infrequently and inadvertently obtaining such knowledge.

f.        A Covered Security is “being purchased or sold” by a Fund from the time when the person or persons with the authority to make investment decisions for the Fund decides to purchase or sell a specified amount of the Covered Security within a specified price range until the earlier of the time when the sale or purchase has been completed or the time when the price range is first exceeded.

g.        A Covered Security is “being considered for purchase or sale” when a recommendation to purchase or sell a security has been made and communicated and, with respect to the person making the recommendation, when such person seriously considers making such a recommendation.

h.        The “beneficial ownership” of a Covered Security shall be determined hereunder in the same manner as under Section 16 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, except that the determination of direct or indirect beneficial ownership shall apply to all securities which the person has or acquires. Specifically, a person will be regarded as having beneficial ownership of (i) any Covered Security, title to which can vest or revest in that person, (ii) any Covered Security held in another’s name, if, by reason of any contract, understanding, relationship, agreement or other arrangement, the person obtains therefrom benefits substantially equivalent to those of ownership, and (iii) any Covered Security owned by (A) the person’s spouse or minor children, (B) a trust of which the person, or the person’s spouse or minor children, is or are named (individually or by class) as beneficiaries and have a present beneficial interest, or (C) immediate family5 of the person who share the person’s home.

i.    “Control” shall have the same meaning as that set forth in Section 2(a) (9) of the Investment Company Act of 1940.

j.    The term “purchase or sale of a Covered Security” includes, inter alia, the buying or writing of an option to purchase or sell a Covered Security and any security convertible into or exchangeable for such Covered Security.

k.    The term “Covered Security” shall mean a “security” as that term is defined in Section 2(a)(36) of the Investment Company Act of 1940, as well as futures and commodities, except that it does not include direct obligations of the Government of the United States, bankers’ acceptances, bank and savings and loan association accounts, high quality short-term debt instruments (including repurchase agreements), certificates of deposit, commercial paper, or shares of registered open-end investment companies. However, for Access Persons the term “Covered Security” shall also mean shares of a Fund.

l.    A “Securities Account” is any account that holds or can hold a Covered Security.

m.    A person will “indirectly” effect a transaction if, but only if, the person knowingly causes or influences another person to effect the transaction.

n.    The “Supervisory Committee” shall consist of the President, any other trustee of the William Blair Funds who is an “interested person” of the William Blair Funds, the CCO, and such other persons as are designated by the Supervisory Committee.

o.    “Initial Public Offering” means an offering of securities registered under the Securities Act of 1933, the issuer of which, immediately before the registration, was not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934.

p.    “Limited Offering” means an offering that is exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) or Section 4(6) or pursuant to rule 504, rule 505 or rule 506 thereunder.

q.    “Portfolio management team” includes the portfolio manager(s) with investment management responsibilities for specific clients, as well as any dedicated analyst(s) and portfolio assistant(s) who support such portfolio manager(s).

r.    “Compliance Department” means William Blair Investment Management, LLC’s Compliance Department.

5 The term ‘immediate family’ shall mean any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships.

2.	Exempted Transactions.

The prohibitions and reporting requirements of Sections 3, 4 and 5 of this Code of Ethics do not apply to the following items:

a.    Transactions effected or securities held in any account over which a person has no direct or indirect influence or control.

b.    Transactions effected pursuant to an Automatic Investment Plan.6

3.	Prohibitions.

a.     Except as provided in Section 2 of this Code of Ethics, no Access Person may purchase or sell, directly or indirectly, a Covered Security in which such Access Person has, or by reason of such transaction acquires or sells, any beneficial ownership, if the Access Person knew or reasonably should have known at the time of such purchase or sale that the security was being purchased or sold by a Fund or other client,7 or was being considered for such purchase or sale.

b.     No Access Person may disclose to any person any non-public information regarding transactions in any Covered Security being purchased or sold by a Fund or other client, or being considered for such purchase or sale. This prohibition does not apply to disclosures among such Access Persons in connection with their performance of duties for a Fund or other client.

c.    The purchase and sale, or the sale and purchase, by an Access Person of the same Covered Security (other than a Fund) within thirty (30) calendar days and at a net profit is prohibited. This prohibition applies without regard to tax lot considerations.8 Involuntary calls of an option written by an Access Person are excluded; however, purchases and sales of options occurring within 30 days resulting in profits are prohibited. Profits from trading within any 30-day period will require disgorgement. For purposes of counting the 30 days, multiple transactions in the same Covered Security will be counted in such a manner as to produce the shortest time period between transactions. This prohibition includes short sales. Sales at original purchase price or at a loss are not prohibited. All other exceptions require advance written approval from the CCO (or designee). Access Persons are responsible for ensuring that the 30-day rule is observed when preclearance requests are made.

d.    Purchases of the Funds are required to be held by Access Persons for at least sixty (60) calendar days.9 This prohibition applies without regard to tax lot considerations and without regard to profitability. Profits from any sale before the 60-day period expires will require disgorgement. Any applicable redemption fees will also apply. Any exceptions require advance written approval from the CCO (or designee).

6 However, any transaction that overrides the pre-set schedule or allocations of the Automatic Investment Plan is not exempt (i.e., it must be pre-cleared and reported).

7 The definition of “client” shall not include participants in a wrap fee program or manager selection program for the purposes of the prohibitions set forth in Sections 3.a, 3.e and 3.g of this Code of Ethics.

8 Multiple purchases (or short sales) within the preceding 30 days will be averaged to determine if there is a profit.

9 Purchases of the Funds made pursuant to an Automatic Investment Plan are also exempt.

e.    No Access Person may trade in a Covered Security (other than a Fund) if a client order for that security is open, except where an open client limit order is away from the current market price at the time the Access Person’s order is received.

f.    No Access Person may trade a Covered Security (other than a Fund) for two (2) business days from the time William Blair initiates coverage or changes a rating of a Covered Security, or otherwise has a Covered Security under review. If the announcement of the initiation of coverage, rating change or other review of a Covered Security occurs after the opening of the market on a given day, the security will be restricted for the remainder of that trading day plus the following 2 business days.

g.    No Access Person who is a member of a portfolio management team may trade in a Covered Security within 7 calendar days prior to any of the advisory or discretionary clients of that portfolio management team that are trading in that same security. Further, no member of that portfolio management team may trade a Covered Security in the opposite direction of a client within two (2) business days after any of the clients of that portfolio management team. However, unless restricted by other sections of this Code of Ethics, a trade by the portfolio management team may immediately follow the client trade so long as the portfolio management team trade is consistent with the client trade (i.e., the trades for both the client and the member of the portfolio management team are both buys or both sells).

h.    No Access Person may accept or give any gift or other thing of more than de minimis value from or to any person or entity that does business with or on behalf of a Fund or other client. For purposes of this Code of Ethics, de minimis is defined as reasonable and customary business entertainment, such as lunch, dinner or tickets to sporting or cultural events, but does not include trips or similar activities. Any solicitation of gifts or entertainment is unprofessional and is strictly prohibited.

i.    No Access Person may personally or beneficially acquire for his or her account any security in an Initial Public Offering.

j.    No Access Person may personally or beneficially acquire any security described by an underwriter as a “hot issue” public offering or “new issue.”

k.    No Access Person may purchase any security offered in a Limited Offering without prior approval from the Compliance Department. Consideration will take into account whether or not the investment opportunity should be reserved for a Fund.

l.    No Access Person may serve on Boards of Directors of publicly traded companies without prior authorization from the Supervisory Committee, which would base its determination upon whether the board service would be consistent with the interests of William Blair or the Funds.

m.    Notwithstanding the prohibitions set forth above in Sections 3.e, 3.f and 3.g, preclearance requests for transactions in individual securities contained in the Standard & Poor’s 500 Index, not to exceed 500 shares, will be approved unless they conflict with the 30-day short-term profit restriction in Section 3.c.

4.	Reporting.

a.    Except as provided in Section 2 of the Code of Ethics, each Access Person must report to the Supervisory Committee (or to such person or persons as the Supervisory Committee may designate from time to time) the information described in Section 4.c of this Code of Ethics with respect to any transaction in which the Access Person has, had, or by reason of such transaction acquired any direct or indirect beneficial ownership in Covered Securities.

b.    Except as provided in Section 2 of this Code of Ethics, each Independent Trustee must report to the Supervisory Committee (or to such person or persons as the Supervisory Committee may designate from time to time) the information described in Section 4.c of this Code of Ethics with respect to any transaction of which the Independent Trustee is aware in a Covered Security in which the Independent Trustee has, or by reason of such transaction acquires, any beneficial ownership if such Independent Trustee at the time of the transaction knew, or in the ordinary course of fulfilling the Independent Trustee’s official duties as a trustee of the Fund should have known, that, during the fifteen-day period immediately preceding or after the date of the transaction, the security was purchased or sold by a Fund, or was being considered for such purchase or sale.

c.    Every such required report must be made no later than thirty days after the end of the calendar quarter in which the transaction with respect to which the report relates is effected and must contain the following information:

i.

the date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date and number of shares, and the principal amount of each Covered Security involved;

ii.	the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

iii.	the price at which the transaction was effected;

iv.	the name of the broker, dealer, bank or other party with or through whom the transaction was effected; and

v.	the date of the report.

d.    Each Access Person shall arrange to have duplicate brokerage statements and confirmations for each account in which the Access Person has beneficial ownership sent directly to William Blair’s Investment Management Compliance Department and such other person or persons as may be designated by the Supervisory Committee from time to time. If a confirmation for the reporting Access Person’s transaction includes the required information, the form of report under Section 4.c may be a copy of the confirmation involved.

e.    Each Access Person will, no later than 30 days after the end of a calendar quarter, provide to the Supervisory Committee (or to such person or persons as the Supervisory Committee may designate from time to time) a report with respect to accounts established with any broker during the quarter in which the Access Person has beneficial ownership. Such report will contain the name in which the account is maintained, the name of the broker, dealer or bank where the account was established, the date the account was established and the date the report is submitted.

f.    Access Persons who have obtained prior authorization to acquire securities in a Limited Offering, or who otherwise hold securities previously acquired in a Limited Offering, are required to disclose that investment in any subsequent consideration by a Fund of an investment in the private placement issuer.

g.    Each Access Person shall provide the Supervisory Committee (or to such person or persons as the Supervisory Committee may designate from time to time) with a schedule of all personal securities holdings upon commencement of employment (or upon becoming an Access Person) and annually thereafter. The initial report shall be made within 10 calendar days after commencement of employment (or upon becoming an Access Person) and shall include the following information (which information must be current as of a date no more than 45 days before the date the person becomes an Access Person). Annually thereafter, the report shall include the following information as of a date no more than 45 days prior to the date the report was submitted.

i.

the title and, as applicable, the exchange ticker symbol or CUSIP numbers, number of shares and principal amount of each Covered Security in which such Access Person has any direct or indirect beneficial ownership;

ii.

the name of any broker, dealer or bank with whom the Access Person maintains an account in which any securities are held for the direct or indirect benefit of such Access Person, the name in which the account is maintained and the number of the account (or if no such account is maintained, a statement to that effect); and

iii.	the date the report is submitted by the Access Person.

Annual reports shall be submitted within 30 calendar days after the last day of each calendar year. Unless otherwise required by the Supervisory Committee, this obligation may be fulfilled by providing the Supervisory Committee with a copy of such Access Person’s brokerage account statements, provided that (1) such statements contain in the aggregate all of the information called for above and (2) such Access Person indicates that he or she has reviewed the statements for accuracy and completeness by signing the copy of each statement submitted to the Supervisory Committee.

h.    Any report made pursuant to this Section 4 may contain a statement that the report may not be construed as an admission by the Access Person making the report that the Access Person has any beneficial ownership interest in the Covered Security to which the report relates.

i.    The CCO shall establish procedures to enforce this Code of Ethics and shall designate one or more persons who shall be responsible for reviewing the transaction and holding reports made pursuant to this Section 4. No member of the Compliance Department shall review his own reports, and such reports shall be reviewed by a compliance or management person who is senior to such person.

5.	Maintenance of Securities Accounts and Preclearance of Personal Securities Transactions.

a.    All Securities Accounts in which an Access Person has beneficial ownership must be maintained at a brokerage firm approved by the Compliance Department. Under limited circumstances, the Compliance Department may grant exceptions to this requirement upon written request from the Access Person. Any such request must be in writing and shall set forth in reasonable detail the facts and circumstances to support the request.

b.    All Access Persons must ‘preclear’ their personal purchases or sales of Covered Securities (other than the Funds) prior to their execution with the person or persons designated by the Supervisory Committee to perform the preclearance function.10 All preclearance requests must be made between 9:00 a.m. (Central time) and the close of regular trading hours of the New York Stock Exchange (which is generally 3:00 p.m. Central time) on each day when the exchange is open. If authorization is granted, it is effective until the earlier of: (1) its revocation; or (2) the close of business of the same trading day that the authorization is granted. If the order for the transaction is not executed within that period, a new advance authorization must be obtained before the transaction is placed.

c.    Access Persons shall execute all transactions in Covered Securities subject to the reporting requirements of Section 4.a for an account in which the person has beneficial ownership through a brokerage firm approved by the Compliance Department, unless an exemption is obtained from the Compliance Department.

d.    Access Persons may engage in short sales and margin transactions and may purchase or sell options, provided they receive preclearance and meet all other applicable requirements under this Code of Ethics.

6.	Violations.

Upon discovering a violation of this Code of Ethics, the Supervisory Committee shall impose the penalties described below upon supervised persons and Access Persons. William Blair shall inform the Funds’ Board of Trustees (the “Board”) of any discovered violations by a supervised person, an Access Person or members of the Board, and the Board shall have the authority and power to discipline its members for such violations.

Penalties will be assessed according to the following penalty chart.

●	Minor Offenses

–	First minor offense – Verbal warning;
–	Second minor offense – Written notice;

10 The Supervisory Committee currently has designated the CCO and the other members of the Compliance Department to pre-approve all transactions by Access Persons. Access persons are currently required to submit their preclearance requests, as well as the reports described in Section 4, via the Schwab Compliance Technologies (“SCT”) automated compliance monitoring system. The CCO, the other members of the Compliance Department and such other persons as may be designated by the CCO shall be responsible for administering the SCT system.

–	Third minor offense – $1,000 fine to be donated to charity.[11]

Minor offenses include (but are not limited to) the following: failure or late submissions of quarterly transaction reports and other certifications, and conflicting pre-clearance request dates versus actual trade dates.

●	Substantive Offenses

–	First substantive offense – Written notice (in addition to disgorgement of profits);
–	Second substantive offense – $1,000 fine (in addition to disgorgement of profits) to be donated to charity;
–	Third substantive offense – $2,500 fine (in addition to disgorgement of profits) to be donated to charity.

Substantive offenses include (but are not limited to) the following: violations of the prohibitions described in Section 3 above, including but not limited to the unauthorized purchase/sale of restricted investments, material violations of trading blackouts, failure to request trade pre-clearance, and violations of the short-term trading prohibitions.

●	Serious Offenses

Trading with insider information and/or “front running” a client is considered a “serious offense.” The Supervisory Committee will take appropriate steps, which may include suspension or termination of employment. The Board will be informed immediately of any serious offense.

If a Minor or Substantive Offense occurs two or more years after a prior such offense, it will be considered a first offense unless determined otherwise by the Supervisory Committee. The Supervisory Committee may deviate from the penalties listed above where it determines that a more or less severe penalty is appropriate based on the specific circumstances of that situation. For instance, repeated minor or substantive offenses may result in suspension or termination of employment.

7.     Miscellaneous.

a.    No knowledge or information regarding a Fund’s portfolio transactions will be imputed to an Independent Trustee by reason of a meeting of the Board if the trustee did not attend the portion of the meeting at which the information was discussed.

11 All fines will be made payable to the violating person’s charity of choice (reasonably acceptable to the Supervisory Committee and either turned over to the Supervisory Committee, which in turn will mail the donation check on behalf of the violating person, or the violating person will provide evidence of payment satisfactory to the Supervisory Committee that the payment has been made.

b.    No report is required under Section 4.c of this Code of Ethics to the extent that the information therein would duplicate information recorded under subsections 12 or 13 of Rule 204-2(a) under the Investment Advisers Act of 1940, provided that such information shall be provided automatically to the Supervisory Committee.

c.    Covered Securities, and transactions in Covered Securities, may be exempted (individually or by class) from Section 3.a hereof by the Supervisory Committee on a finding that the purchase or sale involved is only remotely potentially harmful to the Fund or other client because, e.g., the purchase or sale would be very unlikely to affect a highly institutional market. The Supervisory Committee may also exempt the sale of a Covered Security by an Access Person under unusual circumstances, such as a personal financial emergency, which shall be reported to the Board as part of the annual report on the Code of Ethics.

d.    The fact that a Covered Security has been the subject of a formal or informal research report shall not, in and of itself, indicate that the Covered Security is under consideration for purchase or sale. For purposes hereof, it shall not be considered that any Access Person knew, or should have known, that a Covered Security was under consideration for purchase or sale, or that the Covered Security had been purchased or sold, solely on the basis of receipt of a research report thereon.

e.    No Covered Security purchase or sale by an Access Person will prevent the President (or other person controlling investments) from purchasing or selling the Covered Security for a Fund or other client.

f.    William Blair and the Funds shall submit this Code to the Board of Trustees of the Funds for approval within the time frames required by Rule 17j- 1 of the Investment Company Act of 1940. Any material changes to this Code shall be submitted to such Board within six months of such change.

g.    On an annual basis, William Blair and the Funds shall provide a written report that: summarizes existing procedures concerning personal investing and any additional procedures adopted during the year; describes any material issues arising under the Code of Ethics or such procedures since the last report, including but not limited to any material violations of the Code of Ethics or such procedures, and any sanctions imposed in response thereto; identifies material conflicts that arose during the year; and identifies any recommended changes in restrictions or procedures based upon William Blair’s or the Funds’ experience under this Code of Ethics, evolving industry practices, or developments in applicable law or regulations. Such report must include any certification required by Rule 17j-l.

h.    William Blair shall maintain all records required to be kept under Rule 17j-1 and Rule 204-2 on its own behalf and on behalf of the Funds.

AMENDED: May 9, 2007, February 18, 2010, April 29, 2014, July 1, 2015, and July 31, 2018